UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                to

Commission file number: 001-38456

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Columbia Bank Savings and Investment Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Columbia Financial, Inc.

19-01 Route 208 North

Fair Lawn, New Jersey 07410

REQUIRED INFORMATION

1.	Financial Statements.

2.	Supplementary Information.

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2019

3.	Exhibits.

Exhibit 23 Consents of Independent Registered Public Accounting Firms.

Note:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

FINANCIAL STATEMENTS

COLUMBIA BANK

SAVINGS AND INVESTMENT PLAN

Financial Statements and Schedule

December 31, 2019 and 2018

(With Reports of Independent Registered Public Accounting Firms)

COLUMBIA BANK

SAVINGS AND INVESTMENT PLAN

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Columbia Bank's Savings and Investment Committee

Columbia Bank Savings and Investment Plan:

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of Columbia Bank Savings and Investment Plan (the "Plan") as of December 31, 2019, and the related statement of changes in net assets available for benefits for the year then ended, and the related notes to the financial statements (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with auditing standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to fraud or error, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The schedule of assets (held at end of year) as of December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of the Plan's 2019 financial statements. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ CohnReznick LLP

We have served as the Plan's auditor since 2020.

Roseland, New Jersey

June 29, 2020

Report of Independent Registered Public Accounting Firm

To the Plan Participants, Plan Administrator, and

Columbia Bank’s Savings and Investment Committee

Columbia Bank Savings and Investment Plan:

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of Columbia Bank Savings and Investment Plan (the Plan) as of December 31, 2018, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ KPMG LLP

We have not been able to determine the specific year that we began serving as the Plan's auditor; however we are aware that we served as the Plan's auditor from at least 2000 to 2019.

Short Hills, New Jersey

July 1, 2019

COLUMBIA BANK

SAVINGS AND INVESTMENT PLAN

Statements of Net Assets Available for Benefits

	December 31,
	2019	2018
Assets:
Investments:
Employer common stock	$19,439,602	$18,720,735
Investment in mutual funds	79,237,473	63,415,047
Total investments	98,677,075	82,135,782

Due from broker	—	24,472

Receivables:
Notes receivable from participants	270,906	213,946
Total receivables	270,906	213,946
Total assets	98,947,981	82,374,200
Net assets available for benefits	$98,947,981	$82,374,200

See accompanying notes to financial statements.

COLUMBIA BANK

SAVINGS AND INVESTMENT PLAN

Statement of Changes in Net Assets Available for Benefits

Year Ended
December 31,
2019
Additions to net assets attributed to:
Investment income:
Interest and dividends	$4,030,647
Net appreciation in fair value of investments	13,368,041
Total investment income	17,398,688

Interest income on notes receivable from participants	11,760

Contributions:
Employee	3,406,205
Rollovers	195,911
Employer, net of forfeitures	1,424,685
Total contributions	5,026,801

Total additions	22,437,249

Deductions from net assets attributable to:
Benefits paid to participants	5,766,244
Administrative expenses	97,224
Total deductions	5,863,468

Increase in net assets available for benefits	16,573,781
Net assets available for benefits at beginning of year	82,374,200
Net assets available for benefits at end of year	$98,947,981

See accompanying notes to financial statements.

COLUMBIA BANK

SAVINGS AND INVESTMENT PLAN

Notes To Financial Statements

December 31, 2019 and 2018

(1)	Description of Plan

The following description is provided for general information summary purposes. Participants of the Columbia Bank Savings and Investment Plan (the "Plan") should refer to the Summary Plan Document for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a participant-directed, defined contribution plan covering those employees of Columbia Bank and its subsidiaries (the "Bank") under the provisions of Section 401(a) of the Internal Revenue Code (the "IRC"), which includes a deferred arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Bank. Participants are allowed to begin contributions to the Plan effective the first day of the month following their hire date. Contributions are deposited with and invested by Newport Trust Company ("Newport"), the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Columbia Bank Savings and Investment Plan Committee is responsible for the oversight of the Plan.

(b)	Eligibility

Generally all non-union full time and temporary employees of the Bank with more than 1,000 hours of service are eligible to participate in the Plan on the first day of the month following their hire date.

(c)	Contributions

Participants may elect to make tax deferred contributions by payroll deduction at an annual amount of up to 60% of total pay up to a maximum amount allowed by the Internal Revenue Service ("IRS"), as defined in the Plan. Participants who have attained age 50 before the end of the Plan year and who are making deferral contributions to the Plan are eligible to make catch-up contributions of up to a maximum of $6,000 for the year ended December 31, 2019. The Plan also allows Roth contributions. The Bank will contribute an amount on the participant’s behalf equal to 100% of that portion of the participant’s contribution of the first 3.00% for employees hired prior to October 1, 2018, and the first 4.50% of contributions for employees hired on or after October 1, 2018, after six months of service. The participant may change the contribution percentage monthly, and any change in a participant’s pay will automatically change the participant’s and the Bank’s contributions. The Bank’s Board of Directors, if profits permit, may authorize that an additional contribution be made during the Plan year. There were no additional contributions made for the year ended December 31, 2019.

All new employees are automatically enrolled in the Plan 30 days after they first become eligible with an automatic participant contribution percentage of 3.0% of eligible compensation, after six months of service. Enrolled participants may change their contribution rates at any time, including selecting not to contribute to the Plan.

(d)	Participant Accounts

Each participant's account is valued on a daily basis, and credited with the participant’s and the Bank's matching contributions, as well as allocations of net investment earnings (losses) and administrative expenses. The allocations of employer contributions are based on both participant contributions and participant compensation as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

COLUMBIA BANK

SAVINGS AND INVESTMENT PLAN

Notes To Financial Statements

December 31, 2019 and 2018

(1)	Description of Plan (continued)

Participants are permitted to select among various investment alternatives offered within the Plan. Each alternative has separate investment objectives.

(e)	Vesting

Participants are 100% vested immediately in their contributions and the earnings or losses thereon. Bank contributions and earnings or losses thereon vest 25% after two years of service, 50% after three years of service, 75% after four years of service, and 100% after five years of service. In addition, upon retirement at age 65 or later, or in the event of death or permanent disability, participants have a 100% vested interest in the Bank’s contributions and the earnings or losses thereon. In the event of resignation or discharge prior to age 65, a participant who completed at least five years of service has a 100% vested interest in the Bank’s contributions and earnings or losses thereon. Such vested interest is reduced by 25% for each year of service less than five years. Benefits are generally paid in the form of an annuity, lump-sum distribution, or installments.

(f)	Forfeitures

Forfeitures of nonvested Bank contributions are used to reduce subsequent employer contributions. At December 31, 2019 and 2018, the forfeited nonvested account totaled $73,545 and $56,583, respectively. During the year ended December 31, 2019 the Bank's contribution was reduced by $44,921 of forfeitures.

(g)	Notes Receivable from Participants

In accordance with the Plan, the minimum amount a participant can borrow is $1,000. The maximum amount a participant can borrow is the lesser of $50,000 or 50% of the vested balance of their account. The loans are secured by the balance in the participant’s account. The rate of interest for the term of the loan will be established as of the loan date.

(h)	Payment of Benefits

During employment, a participant may make withdrawals of amounts applicable to employee and vested employer contributions, subject to certain restrictions, as defined. Participants are entitled to withdraw funds upon attaining age 59½ or for financial hardship before that age. Participants may qualify for financial hardship withdrawals if they have an immediate and substantial financial need, as defined by the Plan document.

Upon termination of employment, a participant may leave their account with the Plan and defer commencement of receipt of their vested balance until April 1st of the calendar year following the calendar year in which they attain age 70½, except to the extent that their vested account balance as of the date of termination is less than $1,000, in which case interest in the Plan will be cashed out and payment forwarded to the participant. On termination of service due to death, the value of the entire account will be payable to the participant’s beneficiary in the form of a lump- sum payment, or rollover to an individual retirement account or another qualified plan for a surviving spouse. For termination of service due to disability, a participant is entitled to the same withdrawal rights as if they had terminated their employment.

COLUMBIA BANK

SAVINGS AND INVESTMENT PLAN

Notes To Financial Statements

December 31, 2019 and 2018

(1)	Description of Plan (continued)

(i)	Hardship Withdrawals

Under certain conditions, participants, while still employed by the Bank, are permitted to withdraw, in a single sum, the employee contribution portion of their account balance. These conditions include unreimbursed medical expenses, the purchase of a principal residence, the payment of postsecondary education tuition or to prevent eviction from or foreclosure on a principal residence.

(j)	Administrative Costs

Participants who take a loan from the Plan incur a one-time fee for establishing the loan as well as a quarterly loan administrative fee. These fees are charged directly to the individual participant’s accounts. Significant administrative expenses of the Plan have been paid by the Plan sponsor. Such costs primarily relate to audit fees and use of Bank personnel to administer and account for the Plan.

(2)	Summary of Significant Accounting Policies

The following are the significant accounting policies followed by the Plan:

(a)	Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

(b)	Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Plan administrator to make certain estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c)	Investment Valuation

The Plan's investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See note 3 for discussion of fair value measurements.

(d)	Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document. As of December 31, 2019 interest rates charged on participant loans ranged between 4.00% and 7.50% with maturities through April 26, 2029. As of December 31, 2018 interest rates charged on participant loans ranged between 4.00% and 7.25% with maturities through May 11, 2028. No allowance for credit losses have been recorded as of December 31, 2019 and 2018.

COLUMBIA BANK

SAVINGS AND INVESTMENT PLAN

Notes To Financial Statements

December 31, 2019 and 2018

(2)	Summary of Significant Accounting Policies (continued)

(e)	Risks and Uncertainties

The Plan invests in various investment instruments, including mutual funds and common stock of Columbia Financial, Inc., the parent company of the Bank. These investments are subject to various risks such as interest rate, market and credit risk. Due to the level of risk associated with certain investments and the level of uncertainties related to changes in the value of investments, it is at least reasonably possible that changes in risk in the near term could materially affect investment assets reported in participant account balances and in the statements of net assets available for benefits.

The Plan's exposure to a concentration of credit risk is limited by the diversification of investments across various participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the common stock fund of the parent company of the Bank.

(f)	Income Recognition

Purchases and sales of investments, and related realized gains and losses, are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes gains and losses on investments bought and sold as well as held during the year.

(g)	Payment of Benefits

Benefit payments are recorded when paid.

(3)	Fair Value Measurements

The Plan measures its investments at fair value on a recurring basis in accordance with U.S. GAAP, which establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. There are three levels of inputs that may be used to measure fair values:

•	Level 1 - Unadjusted quoted prices for identical assets or liabilities in active markets that are accessible on the measurement date.

•	Level 2 - Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These might include quoted prices for similar instruments in markets that are active or not active, or inputs that are observable or can be corroborated by observable market data for substantially for the full term of the asset or liability.

•	Level 3 - Prices or valuation techniques that require unobservable inputs that are both significant to the fair value measurement and unobservable (i.e., supported by minimal or no market activity). Valuation techniques include the use of option pricing models, discounted cash flow models and similar techniques.

A financial instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

The valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

COLUMBIA BANK

SAVINGS AND INVESTMENT PLAN

Notes To Financial Statements

December 31, 2019 and 2018

(3)	Fair Value Measurements (continued)

The following table presents the Plan's investment assets at their fair values on a recurring basis as of December 31, 2019 and 2018, by level within the fair value hierarchy:

	Fair Value as of December 31, 2019
	Total	Level 1	Level 2	Level 3

Common stock	$19,439,602	$19,439,602	$—	$—
Mutual funds	79,237,473	79,237,473	—	—
	$98,677,075	$98,677,075	$—	$—

	Fair Value as of December 31, 2018
	Total	Level 1	Level 2	Level 3

Common stock	$18,720,735	$18,720,735	$—	$—
Mutual funds	63,415,047	63,415,047	—	—
	$82,135,782	$82,135,782	$—	$—

Following is a description of the valuation methodologies used for assets measured at fair value.

•   Common stock is valued at the closing price reported on the active market on which individual securities are traded;

•   Mutual funds are measured based on exchange quoted prices available in active markets.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan's management believes the valuation methodologies are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain investments could result in different fair value measurement at the reporting date. There have been no changes in methodologies used at December 31, 2019 and 2018. For the years ended December 31, 2019 and 2018, there were no significant transfers between levels.

(4)	Plan Termination

The Bank has not expressed any intention to discontinue the Plan; however, it has the right under the Plan to terminate or discontinue its contributions to the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, Plan participants will become 100% vested in their Bank contribution accounts and are entitled to full distribution of such amounts.

COLUMBIA BANK

SAVINGS AND INVESTMENT PLAN

Notes To Financial Statements

December 31, 2019 and 2018

(5)	Federal Income Tax

The Company adopted a nonstandardized volume submitter profit sharing plan with the Cash or Deferred Arrangement (CODA) sponsored by Newport Group Inc. An opinion letter dated March 31, 2014 was received from the IRS as to the prototype plan's qualified status. Although the prototype plan and the Plan have been amended since the issuance of the IRS determination letter, the Plan administrator believes the Plan is designed and is being operated in compliance with the applicable provisions of the IRC and is relying on this opinion letter. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability, or asset, if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. Plan management has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2019 and 2018 there are no uncertain positions taken or expected to be taken that would require recognition of a liability, or asset, or disclosure in the financial statements. The Plan is subject to routine audits by federal and New Jersey tax jurisdictions; however, there are currently no audits for any tax periods in progress.

(6)	Related-Party Transactions and Exempt Party-in-Interest Transactions

The Plan owns 1,147,422 and 1,224,377 shares of Columbia Financial, Inc. common stock as of December 31, 2019 and 2018, respectively. During 2019, the Plan purchased 2,843 shares of stock at an aggregate cost of $45,314 and sold 79,798 shares of stock for total proceeds of $1.2 million. The Bank pays for fees for accounting and the administrative services. Additionally, certain employees and officers of the Bank, who are also participants in the Plan, perform administrative services for the Plan at no cost. Fees paid by the Plan for the investment management services are included in net appreciation in fair value of investments. Notes receivable from participants held by the Plan also reflect party-in-interest transactions.

(7)	Subsequent Events

Management has evaluated events and transactions from December 31, 2019 through June 29, 2020, the date these financial statements were issued, and concluded that no material events occurred that would require disclosure except as noted below.

In early 2020, an outbreak of a novel strain of coronavirus (COVID-19) emerged globally. As a result, events have occurred domestically in the United States and globally, including mandates from federal, state and local authorities, leading to an overall decline in economic activity. The continuation of the effects of COVID-19 could result in significant disruption of global financial markets; however, the ultimate impact of COVID-19 on the financial performance of the Plan's investments cannot be reasonably estimated at this time. Due to COVID-19, the Coronavirus Aid, Relief, and Economic Security Act ("CARES Act") was enacted in 2020. Portions of the CARES Act make changes to existing law including relating to the amount and circumstances permitting penalty-free distributions. Plan management intends to evaluate the CARES Act to determine if changes to the Plan are necessary as a result.

SUPPLEMENTARY INFORMATION

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2019

COLUMBIA BANK

SAVINGS AND INVESTMENT PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

EIN: 22-0900560

PN: 002

December 31, 2019

(a)	(b)	(c)	(d)	(e)
	Identity of Issuer	Description of Investment	Cost	Current Value

*	Columbia Financial, Inc.	Employer Common Stock	**	$19,439,602
	Mutual Funds:
	Fidelity	Fidelity 500 Index Fund	**	4,064,617
	Fidelity	Fidelity Capital & Income	**	1,545,930
	Fidelity	Extended Market Index	**	2,066,800
	Fidelity	Global Ex U.S. Index	**	299,452
	Fidelity	Fidelity GNMA Fund	**	625,980
	Fidelity	Fidelity Govt Money Market	**	5,493,047
	Fidelity	Fidelity U.S. Bond Index	**	1,955,474
	Fidelity	Fidelity Freedom Income	**	1,259,529
	Fidelity	Fidelity Freedom 2005	**	51,711
	Fidelity	Fidelity Freedom 2010	**	662,101
	Fidelity	Fidelity Freedom 2015	**	455,059
	Fidelity	Fidelity Freedom 2020	**	6,840,171
	Fidelity	Fidelity Freedom 2025	**	4,449,590
	Fidelity	Fidelity Freedom 2030	**	4,344,622
	Fidelity	Fidelity Freedom 2035	**	768,010
	Fidelity	Fidelity Freedom 2040	**	1,689,507
	Fidelity	Fidelity Freedom 2045	**	1,057,981
	Fidelity	Fidelity Freedom 2050	**	1,190,671
	Fidelity	Fidelity Freedom 2055	**	789,506
	Fidelity	Fidelity Freedom 2060	**	693,386
	Fidelity	Fidelity Balanced	**	5,583,276
	Fidelity	Fidelity Equity-Income	**	3,299,138
	Fidelity	Fidelity Large Growth	**	1,446,428
	Fidelity	Fidelity Blue Chip Growth	**	7,405,268
	Fidelity	Fidelity Capital Appreciation	**	3,565,728
	Fidelity	Fidelity Growth Company Fund	**	7,209,903
	Fidelity	Fidelity OTC Portfolio	**	5,134,835
	Fidelity	Fidelity Diversified International	**	2,163,856
	Pimco	Pimco Long-Term U.S. Government Fund	**	922,753
	Pimco	Pimco Real Return Instl	**	263,430
	Royce	Royce Pennsylvania Mutual Fund	**	611,054
	UBS	UBS U.S. Small Cap Growth Fund	**	997,136
	Vertus	Ceredex Mid-Cap Value Equity	**	331,524
		Total mutual funds		79,237,473

*	Participant loans	Interest rates range from 4.00% to 7.50% with maturities through April 26, 2029	-	270,906
		Total assets held		$98,947,981

* Party-in-interest

** Historical cost has not been presented since all investments are participant-directed.

See accompanying report of independent registered public accounting firm

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on the Plan’s behalf by the undersigned hereunto duly authorized.

Date: June 29, 2020	Columbia Bank
Savings and Investment Plan

/s/ Geri M. Kelly
Plan Administrator

EXHIBIT INDEX

Exhibit No.	Description of the Exhibit

23.1	Consent of Independent Registered Public Accounting Firm – CohnReznick LLP

23.2	Consent of Independent Registered Public Accounting Firm – KPMG LLP